

January 14, 2021

Sheera Michael
Partner, CFO/CAO
TZP Strategies Acquisition Corp.
7 Times Square, Suite 4307
New York, New York 10036

Re: TZP Strategies Acquisition Corp.
Amendment to Form S-1 filed January 12, 2021
File No. 333-251773

Dear Mr. Michael:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Amendment to Form S-1 filed January 12, 2021

General

1. We note revised disclosure that you believe you "will have the ability to tap into the vast unutilized deal flow that exists across TZP's platform" and that your business strategy "will be augmented by the TZP platform." Please revise to clarify the basis for these statements, including the extent to which there are any agreements, arrangements or understandings with TZP to provide access to databases or other similar benefits you discuss on pages 7, 87, 90 and elsewhere. If there is no written or oral agreement to provide the specified benefits please revise accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric Mcphee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction